April 30, 2026

Mr. Franklin Wyman

Ms. Angela Connell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Scilex Holding Company

 Registration Statement on Form S-3

 Filed April 16, 2026

 File No. 333-295109

Dear Mr. Wyman and Ms. Connell:

On behalf of our client, Scilex Holding Company, a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated April 24, 2026 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-3 initially filed with the Commission on April 16, 2026 (File No. 333-295109) (the “Registration Statement”).

For ease of reference, each of comment number 1 and comment number 2 contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-3 filed April 16, 2026

Important Information Incorporated by Reference, page 44

1. Your Form 10-K for the fiscal year ended December 31, 2025, which has been forward incorporated by reference into your registration statement, reflects the acquisition of Vivasor Holding Company on December 5, 2025. Based on the purchase consideration transferred, this acquisition would appear to exceed the significance thresholds set forth in Rule 1-02(w) of Regulation S-X. As such, please tell us how you have complied with the requirements of Item 2.01 of Form 8-K and Rule 3-05 of Regulation S-X as it relates to this acquisition.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it reviewed the requirements of Rule 3-05 of Regulation S-X and Item 2.01 of Form 8-K in connection with its evaluation of whether the acquisition of certain equity interests in Vivasor Holding Company (“Vivasor” and such interests, the “Vivasor Equity”) meets any of the significance thresholds set forth in Rule 1-02(w) of Regulation S-X and whether such acquisition constitutes a significant amount of assets under Item 2.01 of Form 8-K and has determined that in each case it complies with the requirements of Item 2.01 of Form 8-K and Rule 3-05 of Regulation S-X as it relates to this acquisition of the Vivasor Equity.

With respect to the requirements of Rule 3-05 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X, the Company compared (i) the Company’s proportionate share of the Vivasor’s consolidated total assets (after intercompany eliminations) (“Asset Test”); (ii) the Company’s investment in Vivasor compared to the Company’s worldwide market value of its voting and non-voting common equity (“Investment Test”); and (iii) for the (y) revenue component of this test, the Company’s proportionate share of Vivasor’s revenue with the Company’s revenue and (z) income component, the absolute values of (a) the Company’s proportionate share of Vivasor’s income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interest (pretax income or loss from continuing operations) with (b) the Company’s pretax income or loss from continuing operations (“Income Test”), in each case, based on a comparison between the Company’s consolidated most recent annual audited financial statements and Vivasor’s most recent financial statements (i.e., for the fiscal year ended December 31, 2024).

The Company’s significance calculations under Rule 1-02(w) of Regulation S-X are as follows:

Asset Test	Total assets of Vivasor (proportionate share of 31%)		$13,644,000	14.7%
	Consolidated total assets of the Company		$92,953,000
Investment Test	Investment in Vivasor		$9,000,000	5.03%
	Aggregate Worldwide Market Value[1] of the Company’s Voting and Nonvoting Common Equity		$179,074,000
Income Test
Income Component	The Company’s Proportionate Share of 31% of Vivasor’s Income or Loss Before Taxes	-$	16,995,000	23.3%
	The Company’s Pretax Income or Loss from Continuing Operations	-$	72,808,000
Revenue Component	The Company’s Proportionate Share of 31% of Vivasor’s Revenue		$2,676,000	4.7%
	The Company’s Revenue		$56,590,000

(1)

When determining the aggregate worldwide market value of the Company’s voting and non-voting common equity, the Company used the average of such aggregate worldwide market value calculated daily for the last five trading days of the Company’s most recently completed month ending prior to the earlier of the Company’s announcement date or agreement date of the acquisition of the Vivasor Entity.

The results under the foregoing significance tests did not exceed the thresholds that would require disclosure of additional financial information under Rule 3-05 of Regulation S-X (noting that, with respect to the Income Test, both the income and the revenue components must exceed the 20% threshold in order to reach a determination that the acquiree’s financial statements are required). Since none of these tests exceeds the 20% threshold, the Company was not required to present separate audited financial statements of Vivasor in connection with the acquisition.

With respect to Item 2.01 of Form 8-K, the Company considered whether the acquisition of the Vivasor Equity was an acquisition of a “significant amount of assets” thereunder. Such acquisition would have been deemed to involve a significant amount of assets: (i) if the Company’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the Company and its consolidated subsidiaries; (ii) if it involved a business that is significant; or (iii) in the case of a business development company (which is not applicable here), if the amount paid for such assets exceeded 10% of the value of the total investments of the Company and its consolidated subsidiaries.

The Company paid $9.0 million for the Vivasor Equity and the Company’s total assets at the time of such acquisition were $93.0 million. As such, the amount paid by the Company for the Vivasor Equity did not exceed 10% of the total assets of the Company and its consolidated subsidiaries. In addition, regarding whether the Vivasor Equity was a transaction involving a “business” that is significant, the Company does not believe that the acquisition of a non-controlling equity interest in Vivasor is an acquisition of a “business” and further notes that even if it were, such acquisition is not “significant” under any of the tests required under Rule 1-02(w) of Regulation S-X as set forth above. As a result, the Company determined that it was not required to disclose information regarding the Vivasor acquisition under Item 2.01 of Form 8-K.

Exhibits

2. Please tell us why you have not publicly filed your December 5, 2025 Share Transfer Agreement with Vivasor. For reference, please refer to Item 601(b)(2) and (b)(10) of Regulation S-K.

Response:

The Company also respectfully advises the Staff that it has reviewed the requirements of Item 601(b)(2) and (b)(10) of Regulation S-K and has determined that the Share Transfer Agreement, dated December 5, 2025, between the Company and Vivasor is not a material plan of acquisition under Item 601(b)(2) of Regulation S-K or a material contract under Item 601(b)(10) of Regulation S-K. With respect to the Company’s analysis of materiality, the Company considered quantitative and qualitative factors including the quantitative factors described above in the Company’s response to Comment 1.

If you have any questions regarding our responses, please contact me at (650) 320-1895.

Sincerely,

/s/ Elizabeth Razzano, Esq.
Elizabeth Razzano, Esq.

cc: Henry Ji, Ph.D.